EXHIBIT 99.1

November 10, 2021

Ferguson plc

Notice of Virtual Investor Day event

Ferguson will now hold a Virtual Investor Day for analysts and investors on January 13, 2022. This date replaces December 9, 2021, as previously announced.

The event will be held via live webcast, commencing at 0900hrs ET (1400hrs GMT). If you would like to attend, please register at https://fergusoninvestorday.com.

For further information please contact

Ferguson plc
Brian Lantz, Vice President IR and Communications	Mobile:	+1 224 285 2410

Media Enquiries
Mike Ward, Head of Corporate Communications	Mobile:	+44 (0) 7894 417060
Nina Coad, David Litterick (Brunswick)	Tel:	+44 (0) 20 7404 5959
Jonathan Doorley (Brunswick)	Tel:	+1 917 459 0419

About Ferguson

Ferguson is a leading value-added distributor in North America, providing products, expertise and solutions to make customers’ projects better. From underground infrastructure to plumbing, appliances, lighting, HVAC, commercial mechanical and more, Ferguson simplifies the life of the project. Revenue for the year ended July 31, 2021, was $22.8 billion. Ferguson plc is listed on the London Stock Exchange (LSE: FERG) and the New York Stock Exchange (NYSE: FERG) and the company is in the FTSE 100 index of listed companies. For more information, please visit www.fergusonplc.com or follow us on Twitter https://twitter.com/Ferguson_plc.